Filed by Patina Oil & Gas Corporation
(Commission File No. 001 - 14344)

Pursuant to Rule 425 under the Securities
Act of 1933 and deemed filed pursuant to
Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company:
Noble Energy, Inc.
(Commission File No. 001 - 07964)

1625 Broadway, Suite 2000
Denver, Colorado 80202
(303) 389-3600
(303) 389-3680 Fax

NOBLE ENERGY AND PATINA OIL & GAS TO HOLD SHAREHOLDER MEETINGS

TO VOTE ON MERGER

DENVER, COLORADO (April 13, 2005) – Noble Energy, Inc. (NYSE: NBL) and Patina Oil & Gas Corporation (NYSE: POG) today announced that each company will hold separate meetings of its shareholders on May 11, 2005 in connection with the proposed merger between the two companies. Patina shareholders will vote to approve the merger, while Noble Energy shareholders will vote to approve the issuance of common stock to Patina shareholders in the merger and to amend the company’s certificate of incorporation to increase the number of authorized shares of common stock from 100 million to 250 million. Upon approval of the share issuance by the shareholders of Noble Energy and the merger by the shareholders of Patina, and satisfaction of other customary conditions, the proposed merger is expected to close within a few days following the shareholder meetings.

On April 12, 2005, the Securities and Exchange Commission declared the registration statement relating to the issuance of Noble Energy common stock in the proposed merger to be effective. Proxy statements for the respective shareholders’ meetings are being mailed on April 13, 2005 to all shareholders of Noble Energy and Patina as of March 31, 2005, the record date for each company.

Patina shareholders may elect to receive either shares of Noble Energy common stock, cash or a combination thereof (subject to the allocation procedure described in the proxy statement) in exchange for their shares of Patina common stock. Election forms for purposes of making this election are being mailed together with the proxy statements. The deadline for making an election with respect to the type of merger consideration to be received is 5:00 p.m., Houston, Texas time, on May 10, 2005. Patina shareholders should carefully complete the election forms and submit them to the exchange agent before the election deadline.

Noble Energy is one of the nation’s leading independent energy companies and operates throughout major basins in the United States including the Gulf of Mexico, as well as internationally, in Argentina, China, Ecuador, Equatorial Guinea, the Mediterranean Sea and the North Sea. Noble Energy markets natural gas and crude oil through its subsidiary, Noble Energy Marketing, Inc.

Patina is an independent energy company engaged in the acquisition, development, exploitation and production of oil and natural gas primarily in Colorado’s Wattenberg Field, the Mid-continent region of western Oklahoma and the Texas Panhandle, and the San Juan Basin in New Mexico.

This release contains certain forward-looking statements within the meaning of the Federal securities laws. Such statements are based on management’s current expectations, estimates and projections, which are subject to a wide range of uncertainties and business risks. Factors that could cause actual results to differ from those anticipated are discussed in Patina’s periodic filings with the Securities and Exchange Commission (“SEC”), including its Annual Report on Form 10-K for the year ended December 31, 2004 and in the Registration Statement on Form S-4 relating to the Merger referred to below.

In connection with the proposed merger (the “Merger”), Noble Energy has filed with the SEC a Registration Statement on Form S-4 (Registration Number 333-122262) that contains the joint proxy statement prospectus regarding the transaction. Investors and security holders of Noble Energy and Patina are urged to read the definitive joint proxy statement/prospectus, and any other relevant materials filed by Noble Energy or Patina because they contain, or will contain, important information about Noble Energy, Patina and the Merger. These materials and other relevant materials (when they become available) and any other documents filed by Noble Energy or Patina with the SEC, may be obtained for free at the SEC’s website at www.sec.gov. In addition, the documents filed with the SEC by Noble Energy may be obtained free of charge from Noble Energy’s website at www.nobleenergyinc.com. The documents filed with the SEC by Patina may be obtained free of charge from Patina’s website at www.patinaoil.com.

Noble Energy, Patina and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Noble Energy and Patina in favor of the Merger. Information about the executive officers and directors of Noble Energy and their ownership of Noble Energy common stock is set forth in the proxy statement for Noble Energy’s 2005 Annual Meeting of Stockholders, which was filed with the SEC on March 18, 2005. Information about the executive officers and directors of Patina and their ownership of Patina common stock is set forth in the proxy statement for Patina’s 2004 Annual Meeting of Stockholders, which was filed with the SEC on April 16, 2004. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Noble Energy, Patina and their respective executive officers and directors in the Merger by reading the definitive joint proxy statement/prospectus, which is included in the above referenced Registration Statement on Form S-4

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Contact:	David J. Kornder
Executive Vice President
Chief Financial Officer
(303) 389-3600
dkornder@patinaoil.com